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                                                                     Exhibit 2.2

                                  AMENDMENT TO
                       ASSET PURCHASE AND SALE AGREEMENT

     Reference is made to that certain Asset Purchase and Sale Agreement (the "Agreement"), dated as of January 24, 2002, by and among Spectra Systems Corporation, a Delaware corporation ("Spectra"), Hunter Acquisition Corporation, a Delaware corporation (the "Acquisition Subsidiary," and collectively with Spectra, the "Buyer"), Hunter Associates Laboratory, Inc., a Virginia corporation (the "Seller") and Philip S. Hunter, Paul Hunter, Steven Hunter and Deborah Hunter (each a "Significant Shareholder" and collectively the "Significant Shareholders"). This Amendment is made as of June 17, 2002, by and between the Buyer, the Seller and the Significant Shareholders. Spectra, the Acquisition Subsidiary, the Seller and the Significant Shareholders are referred to collectively herein as the "Parties." Capitalized terms not defined in this Amendment shall have the meaning given to them in the Agreement.

     For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

     1. Paragraph 2 of the preamble of the Agreement, which currently provides "This Agreement contemplates a transaction in which the Acquisition Subsidiary will acquire certain of the assets of the Seller in exchange for shares of the common stock of Spectra and satisfaction or assumption by the Buyer of certain liabilities of the Seller (the "Transaction")." is hereby deleted in its entirety and replaced with the following: "This Agreement contemplates a transaction in which the Acquisition Subsidiary will acquire certain of the assets of the Seller in exchange for the Consideration described in Section 2(c) hereof (the "Transaction")."

     2. Section 2(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

               (c) Consideration; Escrow. The Parties acknowledge and agree that the consideration for the Acquired Assets (the "Consideration") shall consist of:

                    (i) the Consideration Shares (as defined below);

                    (ii) $2.5 million in cash, payable by certified check or wire transfer of immediately available funds to an account or accounts of the Seller designated by Philip Hunter;

                    (iii) the payment of the Hunter Family Debt and the payment or the assumption (at the Buyer's sole discretion subject to the consent of the Lender) of the Bank Debt by the Buyer at Closing, but in no event shall the total of the payments of the Hunter Family Debt and the Bank Debt exceed $1.0 million;

                    (iv) the retention by the Company of the Cash Retained for Debt Obligations; provided, however, that if the Cash Retained for Debt Obligations is less than $500,000, the Buyer shall pay the Seller at Closing, as part of the Consideration, an amount equal to

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          the difference between the amount of the Cash Retained for Debt
          Obligations and $500,000; and

                    (v) the assumption by the Buyer of any other Assumed Liabilities explicitly identified herein.

               In no case shall the aggregate value of the Consideration described in (i), (ii), (iii) and (iv) above exceed $6 million.

               The Seller may pay down a portion of the Total Debt prior to the Closing as a result of the proposed restructuring of its lease of space at that location (collectively, the "Real Estate Refinancing").

                    The "Consideration Shares" shall be defined as that number of shares of Spectra Common Stock which is equal to $2.0 million, divided by the initial per share price at which the shares of Spectra Common Stock are purchased by institutional investors from the underwriters in the proposed Initial Public Offering of Spectra (the "IPO Price"), provided that no fractional shares shall be issued. Cash, Consideration Shares, or a combination of cash and Consideration Shares with an aggregate value of $1.0 million shall be placed in escrow and held for a period of twelve (12) months after the Closing Date in connection with the Seller's indemnification obligations set forth in (S) 8 of this Agreement, in accordance with an escrow agreement in a form which is mutually agreeable to each of the parties, to be attached hereto at the Closing as Exhibit A (the "Escrow Agreement"). The type of the Consideration to be placed in Escrow, whether Cash, Consideration Shares or a combination thereof, shall be determined by the Seller in its sole discretion immediately prior to the Closing.

     3. Section 2(d) of the Agreement is hereby amended by striking "June 30, 2002" and replacing it with "December 31, 2002."

     4. Section 2(e) of the Agreement is hereby amended by striking the word "and" before Subsection (v), deleting the period at the end of Subsection (v), and inserting the following after Subsection (v): "; and (vi) the cash referred to in Section 2(c)(ii)."

     5. A new Section 5(j) is hereby added to the Agreement. Section 5(j) shall read: "(j) Letter of Credit. To secure the payment of the obligations of the Buyer described in the last sentence of Section 9(c)(i) of this Agreement, the Buyer shall, on or before the earlier of (i) one day prior to the date the Buyer initially files for registration of its securities with the Securities and Exchange Commission in connection with the IPO (the "Initial Registration"); or
          (ii) July 15, 2002, secure an irrevocable, stand-by letter of credit in the form attached hereto as Exhibit 5(j) in an amount equal to $500,000 (the "Letter of Credit"). In the event that the Letter of Credit is not secured by such date, then this Agreement will automatically terminate and be of no further force or effect, and each other parties will release and waive any claims that such party may have against the other, and will covenant not to sue the other party with respect to any action or omission arising from this Agreement or the Transaction."

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     6.   Section 6(b) of the Agreement is hereby deleted in its entirety and replaced with the following: "(b) Retention Bonuses. Within ten (10) business days after the Closing, Spectra shall pay to each of Philip
          S. Hunter, Robert Weaver, James Freal, Allen Nichols, Teresa Demangos and Julie Spurlin (each, a "Subject Employee") a retention bonus equal to one-half of such Subject Employee's annual base salary as of May 1, 2002, provided that such Subject Employee is employed by Seller as of the Closing. The Buyer shall also pay to each such Subject Employee an additional retention bonus equal to one-half of such Subject Employee's annual base salary as of May 1, 2002 and shall continue the health insurance coverage of such Subject Employee for a period of twelve (12) months after the Closing, provided that: (i) such Subject Employee has been employed by the Buyer for the full six (6) months following the Closing Date; or (ii) such individual's employment has been terminated by the Buyer for a reason other than Cause prior to such date. The additional retention bonus referred to in the preceding sentence shall be paid by the Buyer to each eligible Subject Employee within ten (10) business days after the six (6) month anniversary of the Closing Date. For purposes of this Section 6(b), "Cause" shall be defined as: (A) the knowing refusal to follow reasonable and lawful directives of the President, Chief Executive Officer or Board of Directors of Buyer, which directives are consistent with such Subject Employee's title and experience, and the nature of the Subject Employee's responsibilities prior to the Closing, and which continues after 15 days' notice and the opportunity to cure (if capable of cure), and which directive, if requested in writing by the Subject Employee during such period, is ratified and confirmed in writing by the Board of Directors of the Buyer; (B) any act of fraud or dishonesty with respect to any aspect of the Buyer's or any Affiliate's business; (C) the use of illegal drugs in a manner which has a material adverse effect on the Buyer or the Seller; (D) gross negligence or willful misconduct that causes, or the failure to take reasonable and appropriate action to prevent, any material injury to the financial condition or business or scientific reputation of the Seller, the Buyer or any Affiliate thereof; or (E) conviction of a felony." The Subject Employees shall be third party beneficiaries of the Agreement solely for the purposes of enforcing this Section 6(b). The Buyer agrees not to change the salary or benefits (except with respect to benefits only, as may be commensurate with similarly situated employees of the Buyer) of any Subject Employee during the six month period after Closing; provided, however, that each of the Subject Employees shall remain "at will employees" of the Buyer.

     8. 6(f) shall read: "(f) Announcement to Employees and Customers. The Parties hereto agree that, within six (6) business days after the filing of the Registration Statement with the Securities and Exchange Commission, the Chief Executive Officer of Spectra and the Chief Executive Officer of Seller (or their respective designees) will jointly announce to the employees, customers, representatives and distributors of the Seller the existence of the pending Transaction. With respect to the announcement by the Chief Executive Officer of Spectra and the Chief Executive Officer of Seller (or their respective designees) to the employees of the Seller, the Buyer will prepare a script to be read to the employees. Such script shall be subject to the prior approval of the Seller, which approval shall not be unreasonably withheld. To have the maximum positive effect, said script will include future positive business plans, including probable investment in the acquired business. Customers jointly considered to be "Key Accounts", shall be

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          informed by a composite letter drafted and signed by both parties; the
          Seller's domestic sales force shall be informed by a joint phone call of the Buyer's and Seller's sales/marketing personnel; the Seller's International Distributors shall be informed by a joint e-mail, and other seller customers (i.e., those not deemed a "Key Account") shall be informed by a combined press release and an announcement on the Seller's webpage. To the extent employees, customers, representatives or distributors of the Seller ask questions of the Seller at the time of such announcements, the Seller will be permitted to respond to such inquiries, provided that such response is consistent with the tone and content of the formal announcement. The parties agree to work together to develop a "frequently asked questions" document or similar handout for employees outlining the impact of the Transaction on employee's employment status, benefits, etc."

     8. Section 7(b)(ix) of the Agreement is hereby amended by striking "May 15, 2002" and replacing it with "November 15, 2002."

     9. Section 9(a)(ii)(B) of the Agreement is hereby amended by striking "June 30, 2002" and replacing it with "December 31, 2002."

     10. Section 9(a)(iii)(B) of the Agreement is hereby amended by striking "June 30, 2002" and replacing it with "December 31, 2002."

     11. Section 9(b)(i) of the Agreement is hereby amended by striking "June 30, 2002" and replacing it with "December 31, 2002."

     12. Section 9(c)(i) of the Agreement is hereby deleted in its entirety and replaced with the following: "(i) If the conditions set forth in and
          Section 5(k), Section 5(l) and Section 7(a) of the Agreement (other than Sections 7(a)(vii), 7(a)(xi), 7(a)(xii), and 7(a)(xviii) and 7(a)(xv)) have been met, but (A) the Initial Registration has not occurred by November 10, 2002; or (B) the Initial Public Offering has not been consummated by December 24, 2002, or (C); the Initial Public Offering has been abandoned, or (D) the Buyer is unable or unwilling to fulfill a Closing condition that is under the Buyer's control, or
          (E) the Closing has not occurred by December 31, 2002, then the Buyer shall pay to the Seller $500,000 and the Buyer shall reimburse the Seller for its documented and reasonable fees and expenses incurred in connection with the Real Estate Refinancing (up to an aggregate of $150,000), as liquidated damages (which shall represent Seller's sole and exclusive remedy) and the Seller shall be entitled to draw upon the Letter of Credit for $500,000 of such claim."

     13. A new Section 5(k) is hereby added to the Agreement. Section 5(k) shall read: "Within a reasonable period of time after Buyer's request, Seller shall provide financial and similar information relating to Seller and permit Buyer to incorporate such data into the Buyer's Registration Statement for the IPO (and any amendments to that Registration Statement) and as may be required by the Securities Act of 1933, as amended. Seller agrees to cooperate with the reasonable requests of the Buyer's underwriters in connection with their analysis of Seller for the IPO. Seller agrees to promptly inform Buyer of any material change or development to the business of Seller that would cause the description of the business and/or financials of Seller in the Registration Statement to be untrue or omit to state a material fact."

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     14.  A new Section 5(l) is hereby added to the Agreement. Section 5(l)
          shall read: "If the IPO is consummated, each of the parties agrees to negotiate in good faith with the other with respect to a reasonable Sublease (as defined in Section 7(a)(xv)), which terms shall (i) include the absolute right of the Buyer to immediately terminate the Sublease and to quit occupancy of such space in the event that the landlord thereof does not agree, upon consummation of the Real Estate Refinancing, to the assignment and novation of the Seller's interest in the Sublease, such that the Leased Real Property shall be leased directly from the landlord of the Leased Real Property to the Buyer, and (ii) be otherwise generally consistent with the rates, terms and conditions for equivalent corporate manufacturing and office space in Reston, Virginia."

     15.  In all other respects, the Agreement is hereby ratified and confirmed.

     16. In order to induce the Seller to enter into this Amendment, the Buyer hereby waives (i) any and all claims or allegations it currently has or may in the future bring of bad faith on the part of the Selling Parties (as defined below) with respect to the conduct of the Selling Parties known to the Buyer as of the date of this Amendment, and (ii) any and all claims with respect to financial statements previously presented to the Buyer, including without limitation any breach of the representation in Section 3(g) of the Agreement, known by the Buyer as of the date of this Amendment. "Selling Parties" means the Seller and its officers, directors, employees, shareholders, accountants, attorneys and other advisors.

     17. This Amendment may be executed in counterparts, each of which will be considered an original and each of which will constitute one and the same document.

     18. Notwithstanding the foregoing, Seller agrees to provide the Seller Disclosure Schedule to the Buyer no later than 5:00 p.m. (Providence, R.I. time) on June 17, 2002. No later than June 19, 2002 (or two business days after the delivery to the Buyer of the Seller Disclosure Schedule, whichever is earlier) (the "Affirmation Date"), the Buyer shall notify the Seller whether such Seller Disclosure Schedule discloses Liabilities not previously disclosed to Buyer that would reasonably result in Losses to Buyer or Seller equal to or in excess of $50,000 ("Previously Undisclosed Matters"). In the event that the Seller Disclosure Schedule discloses Previously Undisclosed Matters that would reasonably result in Losses to Buyer or Seller equal to or in excess of $50,000, on the Affirmation Date, the Buyer shall either
          (i) the Buyer and Seller shall each affirm their obligations in writing under this Amendment and the Agreement, and Buyer shall waive its rights under Section 8(a) of the Agreement with respect to the Previously Undisclosed Matters; or (ii) the Buyer shall terminate the Agreement and this Amendment, in which case the Buyer and the Seller shall mutually release each other from any claims or demands arising from the Agreement or this Amendment. The election of clause (i) or
          (ii) as set forth in the prior sentence shall be in the sole discretion of the Buyer. In the event that the Seller Disclosure Schedules disclose Previously Undisclosed Matters which would reasonably result in Losses to Buyer or Seller of less than $50,000, then, on the Affirmation Date, the Buyer and Seller shall affirm their obligations in writing under this Amendment and the Agreement, and Buyer shall waive its rights under Section 8(a) of the Agreement with respect to claims arising from the Previously

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          Undisclosed Matters. Nothing in this Amendment will be deemed to cause the Buyer to assume any Excluded Liabilities, or to waive any rights with respect to Third Party Claims.

     19. Section 8(a) of the Agreement is hereby amended by adding the following to the end of that Section: "Provided, however, that the Seller shall not have any obligation to indemnify the Buyer from and against any Losses until the Buyer has suffered Losses by reason of all such breaches in excess of an aggregate $150,000 threshold (at which point the Seller will be obligated to indemnify the Buyer from and against all such Adverse Consequences relating back to the first dollar)."

                                     * * *

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     IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the date first written above.

                                              SPECTRA SYSTEMS CORPORATION


                                              By: /s/ Nabil M. Lawandy
                                                 -------------------------------
                                              Name:   Nabil M. Lawandy
                                                   -----------------------------
                                              Title:  President
                                                    ----------------------------


                                              HUNTER ACQUISITION CORPORATION


                                              By: /s/ Nabil M. Lawandy
                                                 -------------------------------
                                              Name:   Nabil M. Lawandy
                                                   -----------------------------
                                              Title:  President
                                                    ----------------------------


                                              HUNTER ASSOCIATES LABORATORY, INC.


                                              By: /s/ Philip S. Hunter
                                                 -------------------------------
                                              Name:   Philip S. Hunter
                                                   -----------------------------
                                              Title:  President
                                                    ----------------------------

                                              /s/ Philip S. Hunter
                                              ----------------------------------
                                              PHILIP S. HUNTER

                                              /s/ Paul Hunter
                                              ----------------------------------
                                              PAUL HUNTER

                                              /s/ Steven Hunter
                                              ----------------------------------
                                              STEVEN HUNTER

                                              /s/ Deborah Hunter
                                              ----------------------------------
                                              DEBORAH HUNTER